

Apollo Hospitals

CHENNAI

touching lives

AHEL / SEC / 2006

25th April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302



06013197

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

20th April 2006

From

Suneeta Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2006.

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters



SUNEETA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (a) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2006.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2006.	14,255,772	28.17%

SUNEETA REDDY

Place : Chennai

Date : 20th April 2006

Sl. No.	Names	Share Holding as on 31-Mar-2006	% of Capital
1	Dr. Prathap C Reddy	1,464,593	2.89
2	Ms. Sucharitha Reddy	1,729,937	3.42
3	Ms. Preetha Reddy	724,670	1.43
4	Ms. Suneeta Reddy	396,795	0.78
5	Ms. Shobana Kamineni	1,089,976	2.15
6	Ms. Sangita Reddy	1,281,254	2.53
7	Mr. Karthik Anand	110,300	0.22
8	Mr. Harshad Reddy	105,100	0.21
9	Ms. Sindhoori Reddy	130,000	0.26
10	Mr. Adithya Reddy	105,100	0.21
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.26
14	Mr. Anandith Reddy	115,100	0.23
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.17
17	Mr. P. Obul Reddy	5,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.56
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	5,622,774	11.11
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**14,255,772**	**28.17**

Disclosure of details of shareholding by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited					
Date of Reporting	25th April 2006					
Name of the Stock Exchanges where shares of reporting company are listed	(1) Madras Stock Exchange Ltd (2) Bombay Stock Exchange Ltd (3) National Stock Exchange of India Ltd, Mumbai / Chennai					
(I) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)						
Name of persons holding more than 15% shares or voting rights.	Details of Shareholding/voting rights (in number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on March 31 (for the year 2006)		As on March 31 (previous year 2005)		Changes if any between (A) & (B)	
	(A)		(B)		(C)	
	Share / VR	%	Share / VR	%	Share / VR	%
TWL Holdings Limited 4th Floor Les Cascades Building Edith Cavell Street, Port-Louis Mauritius	0	0.00	6,293,345	15.13	-6,293,345	-15.13
Total	0	0.00	6,293,345	15.92	-6,293,345	-15.92



(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2006) (A)		As on March 31 (previous year 2005) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
As per Annexure						
Total No. of Shares	14,255,772	28.17	14,070,429	33.82	185,343	-5.65

Note: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 which resulted in dilution of promoter shareholding in terms of percentage only.

Signature of the Authorised Signatory :



S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 25th April 2006

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2006)		As on March 31 (previous year 2005)		Changes if any between (A) & (B)	
	(A)		(B)		(C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dr. Prathap C Reddy	1,464,593	2.89	1,464,593	3.52	0	-0.63
Ms. Sucharitha Reddy	1,729,937	3.42	1,729,937	4.16	0	-0.74
Ms. Preetha-Reddy	724,670	1.43	724,670	1.74	0	-0.31
Ms. Suneeta Reddy	396,795	0.78	396,795	0.95	0	-0.17
Ms. Shobana Kamineni	1,089,976	2.15	1,089,976	2.62	0	-0.47
Ms. Sangita Reddy	1,281,254	2.53	1,281,254	3.08	0	-0.55
Mr. Karthik Anand	110,300	0.22	110,300	0.27	0	-0.05
Mr. Harshad Reddy	105,100	0.21	105,100	0.25	0	-0.04
Ms. Sindhoori Reddy	130,000	0.26	130,000	0.31	0	-0.06
Mr. Adithya Reddy	105,100	0.21	105,100	0.25	0	-0.04
Ms. Upsana Kamineni	133,638	0.26	133,638	0.32	0	-0.06
Mr. Puvansh Kamineni	106,100	0.21	106,100	0.26	0	-0.05
Ms. Anushpala Kamineni	129,587	0.26	129,587	0.31	0	-0.06
Mr. Anandith Reddy	115,100	0.23	115,100	0.28	0	-0.05
Mr. Viswajith Reddy	111,150	0.22	111,150	0.27	0	-0.05
Mr. Viraj Madhavan Reddy	84,112	0.17	84,112	0.20	0	-0.04
Mr. P. Obul Reddy	5,000	0.01	5,000	0.01	0	0.00
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00
Mr.Vishweshwar Reddy	788,710	1.56	788,710	1.90	0	-0.34
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00
M/s. PCR Investments Ltd	5,622,774	11.11	5,437,431	13.07	185,343	-1.96
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00
M/s. Apollo Health Association	15,600	0.03	15,600	0.04	0	-0.01
Total (a)	**14,255,772**	**28.17**	**14,070,429**	**33.82**	**185,343**	**-5.65**

